Exhibit 99.1

Organigram Announces the First Tranche Closing from BAT Investment

TORONTO--(BUSINESS WIRE)--January 24, 2024--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, announced today that it has closed the first of three tranches of the previously announced C$124,559,674 follow-on strategic equity investment (the “Investment”) by BT DE Investments Inc. (the “Investor”), a wholly owned subsidiary of British American Tobacco plc (“BAT”). Pursuant to the first tranche closing, the Investor acquired 12,893,175 common shares of the Company at a price of C$3.2203 per share (the “Per Share Price”) for gross proceeds of C$41,519,891. The remaining 25,786,350 shares subscribed for shall be issued at the Per Share Price in two further equal tranches on or around August 30, 2024 and February 28, 2025.

“With this transformational deal now formally approved by shareholders and with the first tranche funded, we look forward to delivering on our objectives of geographic and technological growth as well as product expansion,” said Paolo De Luca, Chief Strategy Officer of Organigram. “Since we announced this transaction on November 6, 2023 we have seen tremendous interest from cannabis companies looking for strategic partnership opportunities and growth capital. Organigram, with its strong balance sheet and dedicated Jupiter capital pool, is uniquely positioned to take advantage of a growing set of emerging opportunities.”

“Jupiter” Strategic Investment Pool Will Accelerate Organigram’s Growth Ambitions

The majority of the C$124.6 million Investment will be used by Organigram to create a strategic investment pool, named Jupiter. Jupiter will target investments in emerging cannabis opportunities that will enable Organigram to apply its industry-leading capabilities to new markets. Management has identified that geographic expansion is a strategic priority and this opportunity presents the Company with the capital to lay global foundations as the legal recreational cannabis market continues to see significant growth. Organigram maintains the highest level of regulatory and product stewardship and will continue to monitor the cannabis regulatory environment carefully. As a result, all potential investments will undertake rigorous legal compliance and due diligence processes.

Organigram has 10 years of experience within the Canadian cannabis market and has already made several successful cannabis investments. The acquisition and integration of the Edibles and Infusions Corporation, Laurentian Organics Inc., and more recently, its investment in Phylos Bioscience Inc. has propelled Organigram to a market leadership position in gummies and hash, as well as enabling the Company to be first to launch THCV products in Canada. This proven track record combined with Organigram’s industry knowledge can now be applied at a larger scale through Jupiter.

Amended and Restated Investor Rights Agreement

In connection with the first tranche closing, the Company and the Investor entered into an amended and restated investor rights agreement (the “Amended & Restated IRA”), which amended and restated the current investor rights agreement dated March 10, 2021 between the Company and the Investor. The Amended & Restated IRA, among other things, grants the Investor certain customary registration rights, pre-emptive rights, top-up rights, information rights, consent rights and nomination rights. A copy of the Amended & Restated IRA will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Further details relating to the Investment can be found in the press release issued by the Company on November 6, 2023 and the Company’s management information circular dated December 20, 2023 (the “Circular”).

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc. a licensed producer of cannabis, cannabis-derived products and cannabis infused edibles in Canada.

Organigram is focused on producing high-quality cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks disclosed in the Circular, and the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
Max Schwartz, Director of Investor Relations
investors@organigram.ca

For Media enquiries:
Megan McCrae, Senior Vice President – Marketing and Communications
megan.mccrae@organigram.ca